                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                              (Amendment No.   )*


                         FITZGERALDS GAMING CORPORATION
                         ------------------------------
                                (Name of Issuer

                          COMMON STOCK $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   338271109
                               -----------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.   338271109              SCHEDULE 13G        PAGE 2 OF 4 PAGES


  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Turk, Jerome H.
          SS ####-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    833,948
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   833,948
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          833,948
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          21.1% (at December 31, 1995) and 20.8% (at December 31, 1996)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO.  338271109                SCHEDULE 13G             PAGE 3 OF 4 PAGES



ITEM 1.

      (a)   Name of Issuer:  Fitzgeralds Gaming Corporation
      (b)   Address of Issuer's Principal Executive Offices:
            301 Fremont Street, Las Vegas, Nevada  89101

ITEM 2.

      (a) Name of Person Filing: Jerome H. Turk. Mr. Turk's stock is held by the Jerome H. Turk Gaming Properties Trust of which Mr. Turk is the sole trustee.
      (b)   Address of Principal Business Office:
            301 Fremont Street, Las Vegas, Nevada  89101
      (c)   Citizenship:  U.S.
      (d)   Title of Class of Securities:  Common Stock, $.01 par value per share
      (e)   CUSIP Number:  338271109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP.

         As of December 31, 1995 and December 31, 1996, Mr. Turk beneficially owned 833,948 shares (the "Shares") of Common Stock of Fitzgeralds Gaming Corporation (the "Company"), which represented approximately 21.1% (at December 31, 1995) and 20.8% (at December 31, 1996) of the outstanding shares of the
Company's Common Stock at those dates.   Mr. Turk has sole voting and
dispositive power with respect to all of the Shares. The Shares were subject to the terms of a Shareholders Voting Agreement, dated October 9, 1995, between Mr. Turk and Philip D. Griffith, pursuant to which Messrs. Turk and Griffith agreed to vote or cause to be voted all of the shares of the Company's Common Stock held by such individuals in favor of the other for re-election as directors of the Company through June 30, 1998 so long as Mr. Turk remained in the full-time employ of the Company. On January 1, 1997, Mr. Turk became a part-time employee of the Company, thus terminating the Shareholders Voting Agreement.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
five percent of the class of securities, check the following box.    [ ]





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CUSIP NO.  338271109               SCHEDULE 13G              PAGE 4 OF 4 PAGES




ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATION.

         Not applicable.
                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                 March 26,1997                    /s/ Jerome H. Turk
                 -------------                   --------------------------
                     Date                             Jerome H. Turk